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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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      FUTUREMEDIA NOMINATED FOR THREE EMPLOYEE BENEFITS MAGAZINE AWARDS

    BRIGHTON, England, April 18 /PRNewswire-FirstCall/ -- Futuremedia plc (NasdaqCM: FMDAY), a leading European e-learning and managed benefits services provider, has been nominated for three awards by Employee Benefits Magazine, the United Kingdom's leading publication for human resources professionals.

    Futuremedia reached the final shortlist in two categories concerning its tax-friendly Home Computing Initiative (HCI) schemes: "Most Successful New Benefits Launch" for Merseyrail's HCI scheme and "Most Effective Application of Tax-Efficient Benefits" for Compass Group plc's 'You Choose' scheme. In addition, the Company also reached the final shortlist for "Most Effective Use of Intranet/Internet Sites" for the Crown Prosecution College's 'The Prosecution College.'

    "We are thrilled to be nominated for three awards this year," commented Stuart Pembery, Vice President, Managed Benefits. "Despite the recent and unexpected changes in the HCI tax exemption, Futuremedia will continue to work with its clients to meet their managed benefit needs. The launch of our new managed benefits product at the Northern Employee Benefits Exhibition expands our portfolio and, coupled with these nominations, demonstrates our position as an industry leader."

    The award ceremony, aimed at recognizing excellence in employee benefits, will be held on May 18 and is expected to be attended by several hundred human resources professionals. The finalists were featured in the March issue of Employee Benefits Magazine.

    About Futuremedia:
    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefits from new products, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new risks associated with the Company's ability to develop and successfully market new services and products such as the new managed benefits service discussed in this release (including the risk that such products may not be accepted in the market), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             04/18/2006
    /CONTACT: US - Mike Smargiassi or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com, both for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk /

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  April 18, 2006